UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-31368

SANOFI
(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, FRANCE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

In July 2023, Sanofi issued the press release attached hereto as Exhibit 99.1 which is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated July 28, 2023: Solid Q2 performance and strong pipeline momentum, Full-year 2023 business EPS guidance raised

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 28, 2023		SANOFI

	By:	/s/ Alexandra Roger
	Name:	Alexandra Roger
	Title:	Head of Securities Law and Capital Markets